UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Medgenics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

58436Q203

(CUSIP Number)

April 13, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 400,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 400,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 4.4%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) West Charitable Remainder Unitrust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 400,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 400,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 4.4%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) River Charitable Remainder Unitrust f/b/o Isaac Blech
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,074,590
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,074,590
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,590
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 11.4%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Isaac Blech
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,874,590
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,874,590
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,590
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 19.9%
12	Type of Reporting Person (See Instructions) IN

Item	1(a)	Name of Issuer:

Medgenics, Inc., a Delaware corporation (the “Issuer”)

	1(b)	Address of the Issuer’s Principal Executive Offices:

8000 Towers Crescent Drive, Suite 1300 Vienna, Virgina 22182

Item	2(a)	Name of Person Filing:

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87 (“Liberty”)

West Charitable Remainder Unitrust (“West”)

River Charitable Remainder Unitrust f/b/o Isaac Blech (“River”)

Isaac Blech (“Mr. Blech”)

	2(b)	Address of Principal Business Office, or, if None, Residence:

75 Rockefeller Plaza, 29th Floor New York, NY 10019

	2(c)	Citizenship:

Liberty – New York West – New York River – New York Mr. Blech – United States of America

	2(d)	Title of Class of Securities:

Common Stock, par value $0.00001

	2(e)	CUSIP Number:

58436Q203

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership:

Ownership as of April 13, 2011 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Isaac Blech

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date: April 15, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Isaac Blech